SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: April 2002 (number 2)

ADECCO SA
(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Hertistrasse 2E
CH-8304 Wallisellen
Switzerland
+41 1 878 88 85
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]
Form 20-F __X__ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 9.4.02

By: for [signature]
Felix Weber
Chief Financial Officer

Dated: 9.4.02

By: [signature]
Hans R. Brütsch
Corporate Secretary

Attached:
- Notice published in Swiss Commercial Gazette on termination of Shareholders' Agreement between KJ Jacobs AG and AKILA Finance S.A.
- Revised Articles of Incorporation (after increase of share capital through exercise of stock options)
- Set of AGM proxy material sent to US ADR holders (not included: Annual Report 2001, as already submitted to SEC with Form 6-k of 12 March 2002.

AKILA JACOBS Adecco

Klaus J. Jacobs and Philippe Foriel-Destezet Reaffirm their commitment to Adecco after Expiration of their Shareholders' Agreement

Chéserex, Zurich, Luxembourg, 22 March 2002
At the creation of Adecco following the merger of Adia and Ecco in 1996, Jacobs AG and Akila Finance S.A. entered a shareholders' agreement. The two major shareholders, Jacobs AG and Akila Finance S.A. announced today that this agreement will not be renewed and will therefore expire on 8 May 2002, as originally stated.

Klaus J. Jacobs retires from the Board of Directors at Adecco's AGM on 17 April 2002 and the Chairmanship is handed over to John Bowmer.

The two major shareholders confirm their continuing commitment and interest in a strong Adecco shareholding. This commitment is demonstrated by the replacement of Klaus J. Jacobs on the Board by Christian Jacobs, and the continued Board membership of Philippe Foriel-Destezet.

For further information and comments, please call:

at Adecco management & consulting SA:
Adecco Group Corporate Communications; Chris King
Tel: +41 1 878 88 38

Adecco Group Investor Relations; Helena Rasetti
Tel: +41 1 878 88 84

at Jacobs AG: E-mails to info@jacobsag.ch

at Akila Finance SA: E-mails to info@akilafinance.ch

Articles of Incorporation
of Adecco S.A., Chéserex

I. Name, Registered Office, Duration, Purpose

Art. 1 [1] A joint-stock company is formed under the name of Adecco S.A., governed by these Articles and by Title XXVI of the Swiss Code of Obligations.

[2] The registered office of the company shall be in Chéserex, Vaud. The company is formed for an unlimited duration.

Art. 2 [1] The object and purpose of the corporation is the acquisition and management of financial holdings, of whatever form, in service, commercial, financial and industrial enterprises and companies in Switzerland and abroad and, in particular, in enterprises and companies supplying employees, or providing supervision, inspection or consulting services.

[2] The company may grant loans to such enterprises and companies and conduct all such operations as have a bearing on the above mentioned object and purpose, including borrowing money and acquiring real estate.

II. Capital Structure

A. Share Capital and Shares

Art. 3 The share capital totals CHF 186'298'698.-- (one hundred eighty six million and two hundred ninety eight thousand six hundred and ninety eight Swiss francs), divided into 186'298'698 (one hundred eighty six million and two hundred ninety eight thousand six hundred and ninety eight) fully paid up registered shares of CHF 1.-- (one Swiss franc) each.

Art. 3bis [1] The Board of Directors is authorized until May 2, 2003, to increase the share capital in one or more steps by up to CHF 19'000'000.-- (nineteen million Swiss Francs) by issuing up to 19'000'000 (nineteen million) fully paid up registered shares with a par value of CHF 1.-- (one Swiss franc) each. The Board of Directors is authorized to withdraw the preemptive rights of the shareholders and of the holders of participation certificates pursuant to Art. 12 subsection 1 lit. a) of the

Articles of Incorporation, and to allocate them to third parties in case the shares are issued in connection with a takeover of enterprises, parts of enterprises or participations thereof or in connection with a placement of shares to finance such transactions. In all other cases, the preemptive rights of shareholders and of the holders of participation certificates pursuant to Art. 12 subsection 1 lit. a) of the Articles of Incorporation, are to be respected. Preemptive rights not exercised are at the disposal of the Board of Directors who may utilize them in the interest of the company.

2 The issue price of the shares, the form of contribution, the initial date of the right to a dividend and any further terms of the issuance of the new registered shares shall be fixed by the Board of Directors

3 The new registered shares are subject to the transfer restrictions of Art. 4 of the Articles of Incorporation.

Art. 3[ter] 1 The share capital of the corporation shall be increased by a maximum aggregate amount of CHF 7'082'612.-- (seven million and eighty two thousand six hundred and twelve Swiss francs) by issuing a maximum of 7'082'612 (seven million and eighty two thousand six hundred and twelve) fully paid up registered shares with a par value of CHF 1.-- (one Swiss franc) each, through the exercise of option rights which the Board of Directors grants to the employees and to the members of the Board of Directors of the corporation or of its affiliated companies. The newly issued registered shares shall be subject to the transfer restrictions of Art. 4 of the Articles of Incorporation.

2 The pre-emptive rights of shareholders and holders of participation certificates as well as the advance subscription rights are excluded.

3 The Board of Directors shall issue rules governing the terms and conditions of the option grants and exercise of options.

Art. 3[quater] 1 The share capital of the corporation shall be increased by a maximum aggregate amount of CHF 5'399'880.-- (five million three hundred and ninty-nine thousand eight hundred and eighty Swiss francs) by issuing a maximum of 5'399'880 (five million three hundred and ninety-nine thousand eight hundred and eighty) fully paid up registered shares with a par value of CHF 1.-- (one Swiss franc) each, through the exercise of option and conversion rights to be granted in relation with bond issues or other obligations of the corporation or affiliated companies.

2 The rights of the shareholders of the corporation and of the participants to subscribe shares in priority are excluded. The acquisition of shares through the

exercise of option or conversion rights and the later transfer of the shares shall be subject to the transfer restrictions of Art. 4 of the Articles of Association.

3 The shareholders' advanced subscription rights can be limited or excluded by the Board of Directors (1) to finance the acquisition of enterprises, divisions thereof, or of participations or of significant investments of the corporation, or (2) to issue the warrants or the convertible bonds on the international capital markets.

4 To the extent that the right to subscribe in advance is excluded, (1) the bonds are to be placed with the public at market conditions, (2) the term to exercise the option rights may not exceed five years and the term to exercise conversion rights may not exceed ten years as of the date of the bond issue and (3) the exercise price for the new shares must at least correspond to the market price at the time of the bond issue.

Art. 4

1 The corporation shall maintain a share register showing the surnames, first names, domicile, address and nationality (in the case of legal entities the registered office) of the holders or usufructuaries of registered shares.

2 Upon request acquirers of registered shares are registered in the share register as shareholders with the right to vote, provided that they declare explicitly to have acquired the registered shares in their own name and for their own account. No person or entity shall be registered with the right to vote for more than 5% of the registered share capital as set forth in the commercial register. The registration restriction also applies to persons who hold some or all of their shares through nominees pursuant to paragraph 3 of this article. All of the foregoing is subject to art. 685d paragraph 3 of the Swiss Code of Obligations and to paragraph 6 of this article.

3 The Board of Directors may register nominees with the right to vote in the share register to the extent of up to 5% of the registered share capital as set forth in the commercial register. Registered shares held by a nominee that exceed this limit may be registered in the share register if the nominee discloses the names, addresses and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital as set forth in the commercial register. Nominees within the meaning of this provision are persons who do not explicitly declare in the request for registration to hold the shares for their own account or with whom the Board of Directors has entered into a corresponding agreement.

4 Corporate bodies and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals or corporate bodies and partnerships who act in concert to circumvent the regulations concerning the limitation of participation or the nominees (especially as syndicates), shall be

treated as one single person or nominee within the meaning of paragraphs 2 and 3 of this article.

5 After hearing the registered shareholder or nominee, the Board of Directors may cancel, with retroactive effect as of the date of registration, the registration of shareholders if the registration was effected based on false information. The respective shareholder or nominee shall be informed immediately of the cancellation of the registration.

6 The Board of Directors shall specify the details and give the necessary orders concerning the adherence to the preceding regulations. In particular cases, it may allow exemptions from the limitation for registration in the share register or the regulation concerning nominees.

7 The limitation for registration in the share register provided for in this article shall also apply to shares acquired or subscribed by the exercise of subscription, option or conversion rights.

Art. 5 The corporation may issue certificates representing several shares. They may be exchanged at any time for smaller portions or individual share certificates.

Art. 6 1 The corporation may renounce the printing and delivery of certificates and may, with the consent of the owner of issued shares, cancel issued certificates for registered shares that are returned to the corporation. It may renounce the issuance of new certificates for registered shares if the owner of the shares does not demand the issuance of certificates for its shares with the co-operation of the bank which handles the book entries.

2 Registered shares not represented by a certificate may only be transferred by way of assignment which assignment must encompass all rights connected with the transferred shares. To be valid, the assignment must be notified to the corporation. Registered shares not represented by a certificate which a bank has been instructed by the shareholder to administer may only be transferred with the co-operation of that bank.

3 Registered shares not represented by a certificate may only be pledged to the bank which handles the book entries of such shares for the shareholder, and only based on a written pledge agreement. A notification of the corporation is not necessary. The right to require delivery of a certificate may be transferred to the bank accepting the pledge. In all other cases, the pledge of registered shares requires the transfer of the certificates to be valid.

Art. 7 1 The corporation accepts only one representative per share.

2 The right to vote and the other rights associated with a registered share may only be exercised by a shareholder, usufructuary or nominee who is registered in the share register.

Art. 8 The General Meeting shall be entitled to convert registered shares into bearer shares, or vice-versa, bearer shares into registered shares at any time, all in accordance with the law and the Articles.

B. Participation Capital and Participation Certificates

Art. 9 The participation capital (non-voting share capital) totals CHF 49'000.-- (forty-nine thousand Swiss francs) divided into 49'000 (forty-nine thousand) fully paid up bearer participation certificates of CHF 1.-- (one Swiss franc) nominal value each.

Art. 10 Article 4 applies accordingly to participation certificates.

Art. 11 The general meeting shall be entitled to convert participation certificates into registered shares at any time.

C. Pre-emptive Rights

Art. 12 1 In case of an increase in share and/or participation capital, shareholders and holders of participation certificates have the following preferential subscription rights:

a) If the increase applies only to the share capital or only to the participation capital, both the shareholders and the holders of participation certificates shall have preferential rights.

b) If the increase in share capital and the increase in participation capital take place simultaneously and are in the same proportion as the different categories of securities issued, the preferential subscription right of the shareholder shall apply only to the shares, and the preferential subscription right of the holders of participation certificates shall apply only to the participation certificates.

c) If the increase in share capital and the increase in participation capital take place simultaneously but are not in the same proportion as the different categories of securities issued, the initial procedure adopted shall be the same as that for a proportionate increase, as mentioned in b) above.

2 On the excess portion of either category of securities issued, both the shareholders and the holders of participation certificates shall have preferential subscription rights.

III. Governing Bodies of the Company

Art. 13 The governing bodies of the company are:

a) the General Meeting

b) the Board of Directors

c) the Auditors.

A. The General Meeting

Art. 14 1 The Ordinary Annual General Meeting shall be convened once a year within six months of the end of each financial year. The General Meeting takes decisions on all matters assigned to it by law or by the Articles of Association, in particular it decides on the report on the company's activities and the annual accounts.

2 An Extraordinary General Meeting may be convened by the Board of Directors, the Auditors, the liquidator or by a General Meeting as often as the company may warrant. The convening of a General Meeting may also be requested by one or more shareholders representing a total of not less than one tenth of the share capital.

Art. 15 The convening of a General Meeting shall be published in accordance with article 25. The publication must be made at least 20 days before the General Meeting takes place. The convening must state the matters on the agenda and the proposals of the Board of Directors and the shareholders who demanded that a General Meeting be called.

Art. 16 The Meeting shall be chaired by the Chairman of the Board of Directors, or by any other member of the Board. The Chairman shall appoint a secretary for keeping the minutes and, if necessary, one or more tellers, who need not to be shareholders.

Art. 17 [1] The Board of Directors shall provide for the rules regarding the participation and the representation at the General Meeting.

[2] A shareholder shall only be represented by his legal representative, another shareholder with the right to vote, corporate bodies (Organvertreter), independent proxies (unabhängige Stimmrechtsvertreter) or by a depositary (Depotvertreter).

[3] The Chairman of the General Meeting decides whether a proxy will be accepted.

Art. 18 [1] The General Meeting shall constitute a quorum however many shareholders are present and however many shares are represented.

[2] During the Meeting, each shareholder shall have as many votes as the shares he possesses or represents. Subject to any quorum or qualified majority prescribed by law or by the Articles, elections shall be carried out and decisions taken by an absolute majority of the number of votes represented. As a rule, voting takes place by show of hands; voting is carried out by secret ballot at the request of the Chairman or shareholders representing not less than 5% of the share capital.

[3] At least a two thirds majority of the votes represented and an absolute majority of the par values of the shares represented is required for the adoption of a resolution concerning:

- an alteration of the purpose of the corporation
- a creation of shares with increased voting powers
- an implementation of restrictions on transfer of registered shares and the removal of such restrictions
- an authorized increase of the capital or a conditional increase of the capital
- an increase of the capital by conversion of capital surplus, by contribution of property for the purpose of an acquisition of property and the grant of special rights
- a restriction or suspension of preemptive rights
- a change of location of the principal office of the corporation
- the dissolution of the corporation without liquidation

Art. 19 [1] The General Meeting is the supreme body of the corporation.

[2] It has the following powers which shall not be delegated:

- to adopt and amend the Articles of Association
- to elect the members of the Board of Directors and the Auditors
- to approve the annual report and the consolidated financial statements
- to approve the annual financial statements and determine the allocation of profit as shown on the balance sheet, in particular with regard to dividends and bonus payments to members of the board of directors
- to discharge the members of the Board of Directors
- to pass resolutions concerning all matters which are reserved to the authority of the General Meeting by law or the Articles of Association

B. The Board of Directors

Art. 20 [1] The Board of Directors of the company consists of five to nine members, who must be shareholders.

[2] The members of the Board shall be elected for three years and may be re-elected.

[3] The term of office of the members of the Board shall expire on the date of the General Meeting.

[4] The Board of Directors organizes itself. The Board of Directors is authorized to delegate the management of the corporation in whole or in part to individual directors or to third parties in accordance with by-laws governing the internal organization. Such by-laws shall contain provisions concerning the management, the necessary executive positions and duties of the officers and in particular the reporting.

Art. 21 [1] The Board of Directors is authorized to pass resolutions concerning all matters which are not reserved by law or by the Articles of Association to other governing bodies.

[2] The Board of Directors has the following non delegable and inalienable duties:

- the ultimate direction of the business of the corporation and to give the necessary instructions

- the determination of the organization of the corporation
- the administration of accounting, financial control and, to the extent necessary for the management of the corporation, financial planning
- the appointment and removal of the persons entrusted with the management and representation of the corporation
- the ultimate supervision of the persons entrusted with the management of the corporation, mainly in view of their compliance with the law, the Articles of Association, by-laws and instructions
- the preparation of the annual report and the General Meeting and to carry out the resolutions adopted by the General Meetings.
- the notification of the court in case of over indebtedness

Art. 22 [1] The majority of the members of the board of directors must be present in order for the board to be able to pass resolutions.

[2] Resolutions must be passed by a majority of all the members of the board of directors.

[3] In the event of a tie in the number of votes cast, the chairman shall not have a casting vote.

[4] No majority must be present to adopt resolutions of the Board of Directors regarding a report on capital increase and for those resolutions which require to be evidenced in a notarized instrument.

C. The Auditors

Art. 23 [1] The General Meeting shall elect Auditors and an auditor of a group of companies every year , who may be re-elected and who shall perform the tasks allocated by law.

[2] The Shareholders'meeting may elect, for a term of one year and with the possibility of re-election, a special auditor to perform the special audits required (according to articles 652f, 653if and 653i of the Code of obligations) in connection with capital increases.

IV. Accounts, Balance Sheet, Net Income

Art. 24 The balance sheet and the income statement of the company shall be closed annually as of December 31, the next time as of December 31, 1996.

Art. 25 The income statement and the balance sheet shall be drawn up in accordance with the provisions of the Swiss Code of Obligations.

Art. 26 [1] One twentieth (1/20) of the annual profit shall be allocated to the general reserves until such reserve equals one fifth (1/5) of the paid in share and participation capital.

[2] The balance of the remaining annual profit shall be at the disposal of the General Meeting, subject to the mandatory requirements of Article 671 of the Swiss Code of Obligations.

Art. 27 A decision to dissolve the company shall require a two thirds majority of the votes allocated to all issued shares.

V. Publications

Art. 28 To be valid, publications shall be made in the official Swiss Commercial Gazette (`Feuille Officielle Suisse du Commerce). The Board may decide upon further publications.

VI. Interim Provisions

Art. 29 In accordance with the contract on contribution in kind dated 20 August 1996 the company has acquired from Crédit Suisse (France) in the public share tender offer made to the shareholders of Ecco S.A. 9'275'000 (nine million two hundred and seventy-five thousands) fully paid bearer shares of Ecco S.A. with a nominal value of FF 25.-- each. These shares are transferred to the company for a total price of CHF 412'185'081.-- (four hundred and twelve million one hundred eighty-five thousands and eighty-one Swiss francs), which corresponds to the value attributed to the shares so contributed. Crédit Suisse (France) receives 9'534'700 (nine million five hundred thirty-four thousands and seven hundred) fully paid bearer shares of the company of a nominal value of CHF 10.-- (ten Swiss francs) each, representing a total nominal value of CHF 95'347'000.-- (ninety-five million three hundred and forty-seven thousands Swiss francs); CHF 316'838'081.-- (three hundred and sixteen million eight hundred thirty-eight thousands and eighty-one Swiss francs) are recorded in the books of the company as agio..

Art. 30 The Company has the intention to purchase the entire share-capital of Olsten Corporation (Melville N.Y., USA) a public listed company from its present shareholders, in conformity with the merger and acquisition contract dated August 17th 1999, for a total aggregate price representing a maximum of USD 356'000'000.-- in cash and a maximum of 700'000 registered shares, par value CHF 10.--, of the Company remitted in the form of "American Depository Receipts".

Free translation from the French original. The French original governs.

Articles of Incorporation adopted by the constituent Meeting as of 2 May 1967 and last amended by the General Shareholders' Meeting as of 2 May 2001.

Adecco

Adecco S.A.

Notice of the Annual General Shareholders' Meeting

Wednesday, 17 April 2002, 1400 hrs
at Hotel Lausanne Palace & Spa, Grand-Chêne 7-9, Lausanne

Agenda and Proposals of the Board of Directors:

1. **Presentation of the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts (consolidated annual accounts) as per 31 December 2001**

2. **Presentation of the Reports of the Statutory Auditors and the Group Auditors as per 31 December 2001**

3. **Approval of the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts (consolidated annual accounts) as per 31 December 2001**

   The Board of Directors proposes that the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts for the Business Year 2001 be approved.

4. **Appropriation of Balance Sheet Profit**

   The Board of Directors proposes to pay a dividend of CHF 1.-- per registered share with a par value of CHF 1.-- and a dividend of CHF 1.-- per participation certificate with a par value of CHF 1.-- out of the balance sheet profit of CHF 1'432'964'257.-- and to carry forward the difference as retained earnings to the next business year. The treasury shares and the participation certificates held by the Company will not receive a dividend.

5. Granting of Discharge to the Members of the Board of Directors

The Board of Directors proposes to grant discharge of liability in one resolution to all persons who held office as members of the Board of Directors for the Business Year 2001.

6. Change of Articles of Incorporation: Term of Office of Directors

The Board of Directors proposes to change Art. 20 subsection 2 as follows:

> "2 *The members of the Board shall be elected for a term of office of one year and may be re-elected."*

7. Elections

7.1 Board of Directors

The Board of Directors proposes that Mr. Miguel Alfageme, Mr. John Bowmer, Dr. Christian Jacobs and Mr. Philippe Marcel be elected individually as new members of the Board of Directors for a term of office of one year.

The Board of Directors furthermore proposes that Mr. Philippe Foriel-Destezet, Mr. Yves Perben and Mr. Andreas Schmid as well as Mr. Conrad Meyer and Mr. Ernst Tanner be jointly re-elected as members of the Board of Directors for a term of office of one year.

Mr. Philippe Beauviala, Mr. Erwin Conradi and Mr. Stuart Olsten do not stand for re-election. Mr. Klaus J. Jacobs retires from the Board of Directors.

7.2. Auditors

7.2.1. Statutory Auditors and Group Auditors

The Board of Directors proposes the re-election of Arthur Andersen AG, Zurich, as Statutory Auditors and Group Auditors of the Company for a term of office of one year ending at the annual general shareholders' meeting for the Business Year 2002.

7.2.2. Special Auditor within the meaning of Art. 23 subsection 2

The Board of Directors also proposes the re-election of KPMG Fides Peat, Zurich, as a special Auditor within the meaning of Art. 23 subsection 2 of the Articles of Incorporation for a term of one year ending at the annual general shareholders' meeting for the Business Year 2002.

8. Increase of Conditional Capital for Convertible Bonds (Article 3quater)

Adecco's strategic financial planning contemplates - besides authorizations foreseen in the present Articles of Incorporation - to launch a convertible bond in the amount of approx. CHF 1'000 millions, depending on market conditions the Company may experience in the next 12 months. For such purpose, conditional capital in the nominal amount of approx. CHF 10 millions is required to back up the conversion rights. Since the existing conditional capital of Art. 3quater is reserved for the conversion rights of the holders of the Euro 360,03 mio bond issued in 1999, an increase of the existing conditional capital in the full amount is required. The Board of Directors therefore proposes to increase the conditional capital in Art. 3quater of the Articles of Incorporation by approx. CHF 10 millions up to an amount of CHF 15'400'000.-- or 15'400'000 shares respectively.

Hence, the Board of Directors proposes to amend Art. 3quater subsection 1 (which presently covers 5'399'880 shares) as follows:

> *"1 The share capital of the corporation shall be increased by a maximum aggregate amount of CHF 15'400'000.-- (fifteen million four hundred thousand Swiss Francs) by issuing a maximum of 15'400'000 (fifteen million four hundred thousand) fully paid up registered shares with a par value of CHF 1.-- (one Swiss franc) each, through the exercise of option and conversion rights to be granted in relation with bond issues or other obligations of the corporation or affiliated companies."*

9. Conversion of all Participation Certificates into Shares

The Board of Directors contemplates to convert all participation certificates into registered shares, to delete the articles 9, 10 and 11 from the Articles of Incorporation and to delete the references to participation certificates or participation certificate holders in the other articles as well as to adjust a reference in another article. Since the conversion leads to an increase in the share capital of the Company (Art. 3 of the Articles of Incorporation), the formal procedure of an ordinary capital increase has to take place and the increase of the share capital in Art. 3 of the Articles of Incorporation has to be resolved by the Board of Directors.

Hence, the Board of Directors proposes the following:

With regard to the Conversion of Participation Capital into Share Capital:

1. Reduction to zero and cancellation of the participation capital and the participation certificates of the Company, i.e. 49'000 bearer participation certificates of CHF 1.-- nominal value each, fully paid up.

2. Increase of the share capital from CHF 186'298'698.-- by CHF 49'000.-- to CHF 186'347'698.-- by issuing 49'000 new registered shares of CHF 1.– nominal value each, fully paid up, the issue price being the equivalent of the nominal value.

3. Withdrawal of the pre-emptive rights of the shareholders and the holders of the participation certificates to enable the distribution of the newly issued registered shares to the holders of the participation certificates which have been cancelled, in proportion to their previous holdings of participation certificates.

4. Full payment of the 49'000 newly issued registered shares through the conversion of unrestricted capital surplus resulting from the cancellation of the 49'000 participation certificates.

5. The newly issued registered shares entitle to dividends as from the fiscal year starting 1 January 2002. The newly issued registered shares will be subject to the transfer limitations foreseen in article 4 of the Articles of Incorporation.

With regard to the Modifications in the Articles of Incorporation:

6. Cancellation of the articles 9, 10 and 11 of the Articles of Incorporation.

7. Modification of Art. 3bis subsection 1, second sentence, as follows:

   ".... The Board of Directors is authorized to withdraw the pre-emptive rights of the shareholders pursuant to Art. 12 subsection 1 lit. a) of the Articles of Incorporation, and to allocate them to third parties in case the shares are issued in connection with a takeover of enterprises, parts of enterprises or participations thereof or in connection with a placement of shares to finance such transactions. ....."

8. Modification of Art. 3ter subsection 2, as follows:

   "The pre-emptive rights of shareholders as well as the advanced subscription rights are excluded."

9. Modification of Art. 3^{quater} subsection 2, first sentence, as follows:

   "2 The rights of the shareholders to subscribe shares in priority are excluded. ..."

10. Modification of Art. 3^{quater} subsection 3, as follows:

   "3 The shareholders' advanced subscription rights can be limited or excluded by the Board of Directors (1) to finance the acquisition of enterprises, divisions thereof, or of

participations or of significant investments of the company, or (2) to issue the warrants or the convertible bonds on the international capital markets."

11. Modification of Art. 12 subsection 1, first sentence, as follows:

    "1 In case of an increase in the share capital, shareholders have the following preferential subscription rights: ...."

12. Formal modification of Art. 15, first sentence, as follows:

    "The convening of a General Meeting shall be published in accordance with article 28."

The Annual Report, the Statutory Annual Accounts and the Group Accounts are accessible on the Adecco website (www.adecco.com).

The Board of Directors

Chéserex, 18 March 2002

In view of the recent developments regarding the Arthur Andersen Group, the Board of Directors is evaluating all appropriate possibilities for the statutory auditors and the group auditors of the Company to be elected at the upcoming annual general meeting of the shareholders.

The Board of Directors will provide its final proposal at the annual general meeting of the shareholders of 17 April 2002.

The Board of Directors

ADECCO S.A.

JPMorgan Chase Bank, Depositary
P.O. Box 43062, Providence, RI 02940-5116

Instructions to JPMorgan Chase Bank, Depositary

The undersigned, a registered holder of American Depositary Receipt(s) representing Registered Shares of Adecco S.A. as of record on March 18, 2002, hereby requests and authorizes JPMorgan Chase Bank as Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the Registered Shares of the Company represented by such American Depositary Receipts on the Resolutions set forth in the Notice of the Annual General Shareholders' Meeting of Adecco S.A. to be held in Lausanne, Switzerland, on April 17, 2002.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the Registered Shares represented by such Receipt(s) will be voted by the Depositary FOR all Resolutions at the Meeting.

NOTE: In order to have the aforesaid American Depositary Receipts voted, this Voting Instruction Card MUST be received by the Depositary before 3:00 p.m., April 10, 2002.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?

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DO YOU HAVE ANY COMMENTS?

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Agenda of the Annual General Shareholders' Meeting

1. **Presentation of the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts (consolidated annual accounts) as per December 31, 2001.**

2. **Presentation of the Report of the Statutory Auditors and the Group Auditors as per December 31, 2001.**

3. **Approval of the Business Report, consisting of the Annual Report, the Statutory Annual Accounts and the Group Accounts (consolidated annual accounts) as per December 31, 2001.**

4. **Appropriation of Balance Sheet Profit.**

5. **Granting of Discharge to the Members of the Board of Directors.**

6. **Change of Articles of Incorporation: Term of Office of Directors.**

7. **Elections**

   7.1. **Board of Directors: New Elections and Re-elections**

   7.1a **Election of Mr. Miguel Alfageme**

   7.1b **Election of Mr. John Bowmer**

   7.1c **Election of Dr. Christian Jacobs**

   7.1d **Election of Mr. Philippe Marcel**

   7.1e **Re-election of Mr. Philippe Foriel-Destezet, Mr. Yves Perben, Mr. Andreas Schmid, Mr. Conrad Meyer, and Mr. Ernst Tanner together in one vote**

   7.2. **Auditors**

   7.2.1. **Re-election of Arthur Anderson AG, Zurich, as Statutory Auditors and Group Auditors.**

   7.2.2. **Re-election of KPMG Fides Peat, Zurich, as the special Auditor within the meaning of Art. 23 subsection 2.**

8. **Increase of Conditional Capital for Convertible Bonds (Article 3 quater).**

9. **Conversion of all Participation Certificates into Shares.**

PLEASE REFER TO THE ENCLOSED ADECCO S.A. NOTICE OF THE ANNUAL GENERAL SHAREHOLDERS' MEETING FOR A FULL DESCRIPTION OF THE RESOLUTIONS.

☒ PLEASE MARK VOTES AS IN THIS EXAMPLE

ADECCO S.A.

Annual General Shareholders' Meeting

PLEASE REFER TO THE REVERSE OF THIS FORM FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.

Mark box at right if an address change or comment has been noted on the reverse of this card. ☐

	For	Against
Resolution 1	**non-voting**	
Resolution 2	**non-voting**	
Resolution 3	☐	☐
Resolution 4	☐	☐
Resolution 5	☐	☐
Resolution 6	☐	☐
Resolution 7.1a	☐	☐
Resolution 7.1b	☐	☐
Resolution 7.1c	☐	☐
Resolution 7.1d	☐	☐
Resolution 7.1e	☐	☐
Resolution 7.2.1	☐	☐
Resolution 7.2.2	☐	☐
Resolution 8	☐	☐
Resolution 9	☐	☐

Please be sure to sign and date this Voting Instruction Card. Date

ADR Holder sign here —————— Co-holder sign here

DETACH CARD **DETACH CARD**

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING REGISTERED SHARES OF ADECCO S.A.

JPMorgan Chase Bank (the "Depositary") has received advice that the Annual General Shareholders' Meeting (the "Meeting") of Adecco S.A. (the "Company") will be held at the Hotel Lausanne Palace & Spa, Grand-Chêne 7-9, Lausanne, Switzerland, on Wednesday, April 17, 2002, at 2:00 p.m. for the purposes set forth on the attached Voting Instruction Card.

If you wish to have the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Registered Shares represented by your American Depositary Receipt(s) ("ADRs") for or against the Resolutions to be proposed, or any of them, at the Meeting, please mark and sign the attached Voting Instruction Card and forward it to the Depositary. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be completed in such manner as to show clearly whether you want the Nominee or the Nominees of the Depositary to vote for or against the Resolutions, or any of them, as the case may be. The Voting Instruction Card MUST be sent in sufficient time to be received by the Depositary before 3:00 p.m., April 10, 2002.

Only those ADR holders registered on the books of the Depositary at the close of business on March 18, 2002, will be entitled to have their votes counted at the Meeting.

JPMorgan Chase Bank, Depositary

Dated: March 19, 2002

ADECC3